Exhibit 12.D
SOUTHERN NATURAL GAS COMPANY
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(DOLLARS IN MILLIONS)

	For the Years ended December 31,
	2008	2007	2006	2005	2004
Earnings
Pre-tax income from continuing operations	$235	$271	$227	$217	$219
Income from equity investees	(13)	(88)	(78)	(80)	(78)

Pre-tax income from continuing operations before income from equity investees	222	183	149	137	141

Fixed charges	76	98	99	98	98
Distributed income of equity investees	16	130	80	125	70
Capitalized interest	(3)	(4)	(3)	(1)	(2)

Total earnings available for fixed charges	$311	$407	$325	$359	$307

Fixed charges
Interest and debt expense	$75	$97	$98	$97	$97
Interest component of rent	1	1	1	1	1

Total fixed charges	$76	$98	$99	$98	$98

Ratio of earnings to fixed charges	4.1	4.2	3.3	3.7	3.1

     For purposes of computing these ratios, earnings means pre-tax income from continuing operations before:
•	income from equity investees, adjusted to reflect actual distributions from equity investments; and

•	fixed charges;
     less:
•	capitalized interest.
     Fixed charges means the sum of the following:
•	interest costs, not including interest on tax liabilities which is included in income tax expense our income statement;

•	amortization of debt costs; and

•	that portion of rental expense which we believe represents an interest factor.